The Prudential Insurance Company of America
                                     Corporate Office
                                     Newark, New Jersey



          Annuitant                                        Contract Number
       Annuity Date                                        Contract Date




            Agency








We will make monthly payments starting on the annuity date we show in the window of this page. We make this promise subject to all the provisions of this contract.

Please read this contract with care. A guide to its contents is on the last page. A summary is on page 2. If there is ever a question about it, or there is a claim, just see one of our representatives or get in touch with one of our offices.

The benefits, payments and values under this contract are on a variable basis. They will reflect the investment experience of the separate account to which the contract is related; they are subject to change both up and down and are not guaranteed as to dollar amount except as provided under the Death of Annuitant and Settlement provisions for the Beneficiary sections.

We make this contract available in connection with pension, profit-sharing and annuity purchase plans and Individual Retirement Annuities intended to qualify for special Federal Income Tax treatment under the Internal Revenue Code of 1954, as amended. In order to obtain or retain that tax treatment the exercise of rights and privileges under the contract by the Annuitant may be restricted. We assume no responsibility for determining that a particular plan or Individual Retirement Annuity is so qualified, that a particular Annuitant is eligible under the plan or Individual Retirement Annuity or that the exercise of such rights and privileges complies with the restrictions.

The assets of the separate account, The Prudential Qualified Individual Variable Contract Account, would have to earn an investment return of 4.7% per annum in order that the dollar amount of annuity payments made under the Variable Payout provisions of this contract will not decrease. A Mortality Risk Charge and an Expense Risk Charge are applied daily at effective annual rates of 0.8% and 0.4%, respectively (for a total of 1.2% per year), against the net assets of The Prudential Qualified Individual Variable Contract Account attributable to Subaccount Units and Subaccount Annuity Units under this contract.

Right to Cancel Contract.--Not later than ten days after you get this contract, you may return it to us. All you have to do is take it or mail it to one of our offices or to the agent who sold it to you. We will cancel the contract and promptly give you its net asset value on the date your request is received, without redemption charge.

The provisions on this and the following pages of this contract comprise the entire contract. The contract was signed for Prudential on the contract date, which is the date of issue.


   /s/ Isabella L. Kirchner                      /s/ [ILLEGIBLE]
            Secretary                                  President

Variable Annuity Contract with Flexible Purchase Payments--Monthly annuity payments starting on annuity date. Payment as stated upon death before annuity date. Purchase payments payable during Annuitant's lifetime until annuity date.

WQ-83 (N.Y.)
II-42